SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Antônio José Ribeiro dos Santos
CEO and Head of Investor Relations
antonio.santos@telepart.com.br
Phone: +55 61 3429-5620

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: +55 61 3429-5673

TELE NORTE CELULAR PARTICIPAÇÕES S.A. REPORTS
FOURTH QUARTER AND YEAR-END 2005 RESULTS

- EBITDA margin of 37.3% of net service revenues for the quarter
- 5.9% increase on post-paid ARPU quarter-over-quarter
- Bad debt stable at 2.5% of net service revenues
- Net debt reduced by R$22 million in the quarter

Brasília, Brazil, March 16, 2006 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding Company of the wireless telecommunications service provider in the States of Amapá, Amazonas, Maranhão, Pará and Roraima in Brazil, today announced its fourth quarter and year-end 2005 results. The Company’s client base totaled 1,223,041 for the quarter. EBITDA reached R$35.4 million in 4Q05, representing 37.3% of net service revenues. For the year EBITDA reached R$124.6 million, representing 32.0% of net service revenues.

Operating Highlights:

Client base of 1,223,041 in 2005

The Company’s customer base reached 1,223,041 during the fourth quarter of 2005, representing a slight increase of 1.3% over the previous quarter. Net additions amounted to 15,938 in the quarter.

The prepaid base increased by 29,615 customers reaching 965,886 customers or 79% of the total base. The postpaid base decreased by 13,677 clients, ending the quarter with 257,155 customers or 21% of the total base.

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Churn rates

Blended annualized churn rate decreased from 49.6% in the 3Q05 to 46.7% registered in the 4Q05. The prepaid annualized churn rate for 4Q05 remained high at 52.7%, but lower than the 56.8% registered in the previous quarter. It is expected further reduction in the prepaid churn rate for the next quarter. For the postpaid segment, annualized churn rates remained fairly stable at 25.4% when compared to 25.2% registered in the previous quarter. It shows the success of the retention efforts.

Operating revenues

Net service revenues totaled R$94.9 million in 4Q05, representing a decrease of R$3.4 million or 3.4% over the previous quarter. For 2005, net service revenues reached R$390.0 million below the R$440.4 million registered in the previous year.

It is worth noting that service revenues recorded in 2005 is not directly comparable to that posted in 2004 since part of 2004 revenues had not been impacted by the changes related to the migration to Personal Mobile Service (SMP) occurred in August 2004. After these new rules took effect, the Company started offering the Provider Selection Code (CSP) and, therefore, customers started using CSP in national (VC2 and VC3) international long-distance calls from mobiles phones. Therefore, the Company stopped receiving VC2 and VC3 revenues and started receiving interconnection revenues for the use of its network in these calls. Additionally, the Company adopted the bill & keep rules that establish that SMP Companies’ network remuneration for traffic within the same registration area will only be paid when the traffic balance is lower than 45% or exceeds 55%, which generated a significant decrease in interconnection revenues.

Net equipment revenues in the quarter totaled R$10.5 million, an increase of 9.0% when compared to 3Q05. For the year, net equipment revenues reached R$42.0 million lower than the R$58.5 million registered in the previous year, as a consequence of lower sales during the year.

As a result, total net revenues were R$105.4 million in the quarter, 2.3% lower when compared to the previous quarter. For the year total net revenues reached R$432.0 million.

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Data revenues, as a percentage of net service revenues, reached 4.9% in the quarter and 4.4% in the year.

In the fourth quarter of 2005, handset subsidies for client acquisitions were R$2.3 million (or R$15.0 per gross addition), representing a R$2.3 million decrease when compared to the previous quarter. For 2005, handset subsidies reached R$14.1 million or R$25.0 per gross addition.

Operating costs and expenses

Cost of services in 4Q05 totaled R$30.5 million, higher than the R$23.7 million reported in 3Q05. This increase is primarily explained by higher interconnection and Fistel costs, and also by the reduction of cost of services during 3Q05 related to both the savings provided by the installation of a new GSM network mobile switching centre in São Luiz do Maranhão (State of Maranhão) and the reversion of provisioned amounts, retroactive to January 2005, due to the negotiation of dedicated line contracts. Excluding these non-recurring events, cost of services would have been stable, reaching R$26.5 million in the 4Q05 as compared to the R$26.7 million registered in the previous quarter. For the year, cost of services reached R$111.6 million, representing a 28.8% decrease when compared to the previous year mainly due to the implementation of the SMP rules.

Selling and marketing expenses in the quarter remained stable reaching R$24.7 million compared to the R$23.9 million registered in the previous quarter. As a percentage of net service revenues, selling and marketing expenses reached 26.1% compared to the 24.4% registered in the previous quarter. For the year, selling and marketing expenses were 10.6% lower than 2004, as a result of much less aggressive acquisition campaigns.

Customer acquisition cost in the fourth quarter of 2005 reached R$114 representing a significant decrease when compared to the R$186 reported in 3Q05. This decrease is mainly explained by a 49% reduction in subsidies. For the year, customer acquisition cost reached R$158, below the R$178 registered in the previous year. Retention costs as a percentage of net service revenues were 13.4% in the quarter below the 14.1% registered in the 3Q05. For the year, retention costs as a percentage of net service revenues reached 13.5% .

G&A reached a negative R$0.5 million in 4Q05, below the R$9.9 million registered in the previous quarter. This reduction in G&A during the 4Q05 is due to the recognition of non-recurrent revenues referring to PIS and Cofins recoverable credit, amounting to R$10.4 million, resulting from the success in the lawsuit questioning the constitutionality of the increase in these taxes’ calculation base. For the year, G&A totaled R$26.2 million. For the coming quarters, G&A is expected to remain in the range of 9% to 11% of net services revenues.

Bad debt as a percentage of net service revenues reached 2.5%, in line with the previous quarter. When calculated against total net revenues, bad debt reached 2.2% during the 4Q05 compared to 2.3% reported in 3Q05. For 2005, bad debt was 3.4% of net service revenues, an improvement when compared to the 4.7% registered in the previous year. When calculated against total net revenues, bad debt totaled 3.1% for the year.

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Average revenue per user (ARPU)

Postpaid MOU (minutes of use) in 4Q05 totaled 209, higher than the 194 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) reached R$77.3 higher than the R$72.9 registered in 3Q05.

In the fourth quarter of the year, prepaid MOU totaled 30, a slightly increase when compared to the 29 registered in the 3Q05. As a result, prepaid ARPU slightly increased reaching R$9.7 when compared to R$9.0 registered in the previous quarter.

As a result, blended ARPU slightly increased to R$24.5 when compared to R$23.5 registered in the third quarter of 2005. For 2005, blended ARPU reached R$24.1.

Market share estimated at 26%

Market share was estimated at 26% compared to 27% registered in the previous quarter. Gross sales share in 4Q05 was estimated at 24.3%, representing an increase of 3.8 p.p. when compared to the previous quarter.

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EBITDA margin of 37.3% of net service revenues for the quarter

EBITDA and EBITDA margin (excluding handsets revenues) in the fourth quarter of 2005 reached R$35.4 million and 37.3%, respectively, compared to R$33.7 million and 34.2% registered in the previous quarter. For the year EBITDA and EBITDA margin reached R$124.6 million and 32.0%, respectively, representing an improvement when compared to the R$107.3 million and 24.4% registered in the previous year.

Depreciation and amortization

In 4Q05, depreciation and amortization remained stable when compared to the previous quarter reaching R$28.7 million. For the year, depreciation and amortization expenses amounted to R$112.7 million.

Net financial expense of R$14.6 million

	R$ million
	3Q05	4Q05
Interest Expense (a)	(27.1)	(6.2)
Interest Income (b)	4.5	4.9
Foreign Exchange Gain (Loss) (c)	15.2	(13.3)

Net Financial Income (Expense)	(7.4)	(14.6)
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), taxes on gains resulting from hedging operations and own capital interest revenues (if any); b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

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DETAILED FINANCIAL INCOME/EXPENSE INFORMATION

	R$ million
	3Q05	4Q05
Gain (expense) related to debt denominated in foreign currency	9.8	(18.7)
Gain (loss) on hedging operations*	(19.8)	2.2

Sub-total	(10.0)	(16.5)
Expense related to debt denominated in Reais	(0.5)	(0.1)

Financial expense (debt related)	(10.5)	(16.6)
Net financial expense (not related to debt)**	(0.5)	(0.9)

Sub-total	(11.0)	(17.5)
Interest income – cash investing activities	3.6	2.9

Net Financial Income (Expense)	(7.4)	(14.6)
* Net of PIS/COFINS.
** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Provision for losses

In compliance with the CVM Instruction # 371/2002, the Company’s and its subsidiary’s Board of Directors approved on March 15 and 16, 2006, respectively, a technical study of the feasibility of the future realization of deferred tax asset, considering the eventual capacity to generate taxable income for the Company in its main business segments. Among the actions implemented by the Company in order to generate future taxable income, it is worth highlighting the change of the network to the GSM/EDGE standard.

Through the aforementioned study, it was verified that the deferred social contribution and income tax installment amounting to R$34.2 million will occur after ten years, constituting, thus, a provision for losses in the realization of these assets.

Negative net result of R$39.5 million in the quarter

Net result in 4Q05 was negative in R$39.5 million, or R$5.891 per ADS (R$0.118 per thousand shares). For the year, net result was negative in R$42.4 million, or R$6.322 per ADS (R$0.126 per thousand shares).

Total debt of R$248.3 million

Total debt was R$248.3 million, 100.0% of which was denominated in foreign currencies (99.5% denominated in US Dollars and 0.5% denominated in a currency basket index from BNDES). From total debt denominated in foreign currency, 78.5% was hedged.

Net debt of R$222.0 million

As of December 31, 2005, the Company’s indebtedness was partially offset by cash and cash equivalents (R$65.7 million) and receivables from loans (R$7.6 million) but was impacted by accounts payable from hedging operations (R$46.9 million), resulting in net debt of R$222.0 million.

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Investments totaled R$37.7 million in the quarter

During the fourth quarter of 2005, Amazônia Celular’s capital expenditures were R$37.7 million. For the year capital expenditures totaled R$65.2 million. The breakdown of such investments is as follows:

CAPEX breakdown

CAPEX (R$ million)	4Q04	1Q05	2Q05	3Q05	4Q05	2005
Network	65.6	2.0	17.2	5.8	33.0	57.9
IS/IT	15.8	0.4	0.2	1.0	4.3	5.9
Others	5.0	0.9	(0.1)	0.2	0.4	1.4
T O T A L	86.4	3.3	17.3	7.0	37.7	65.2

Debt payment schedule

Year	R$ million	% foreign currency denominated debt
2006	58.3	100.0%
2007	55.3	100.0%
2008	14.5	100.0%
2009	108.2	100.0%
2010	12.0	100.0%

Free cash flow

Free cash flow in the quarter was positive at R$10.0 million, compared to a cash flow of R$21.7 million reported in the previous quarter. Year-to-date, free cash flow amounted to negative R$12.9 million as opposed to positive R$66.8 million registered in the previous year. This reduction is related mainly to negative effects on hedge operations and higher payments of debt and suppliers.

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Financial ratios

Ratios	4Q04	1Q05	2Q05	3Q05	4Q05
Net Debt/EBITDA (1) =	1.84	2.53	2.69	2.37	1.78
Net Debt/Total Assets =	25%	34%	33%	32%	31%
Interest Coverage Ratio (1) =	5.2	4.5	4.4	4.7	6.1
Current Liquidity Ratio =	0.8	0.8	1.1	1.0	0.8
(1) Last twelve months.

Outlook

Amazônia Celular expects mobile penetration within the Company's area to reach approximately 29-30% for the next quarter. For the first quarter of the year, Amazônia Celular expects to maintain gross sales share at approximately 25-28%. Net additions are expected to primarily come from prepaid customers. ARPUs for both postpaid and prepaid customers are expected to slightly decrease as a consequence of seasonal factors during the 1Q06. Capital expenditures in the year should reach approximately R$50-65 million.

*******************

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For additional information please contact:

Tele Norte Celular Participações S.A.
Investor Relations Department
Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
Phones: (+55 61) 3429-5600/5673/5616/ 5617
Fax: (+55 61) 3429-5626
E-mail: ri@telepart.com.br

NEXT EVENTS
Conference Call

Phone: +1 (973) 582-2734
Date: March 17, 2006
Time: 12:00 p.m. (EDT) / 02:00 p.m. (Brasília)
APIMEC SP

Venue: Hotel Intercontinental
Date: March 22, 2006
Time: 04:00 p.m.
APIMEC MG

Venue: Telemig Celular
Date: March 23, 2006
Time: 06:00 p.m.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

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OPERATIONAL DATA

	2004		2005					Var. % (4Q05/3Q05)

	4thQuarter	YTD	1stQuarter	2ndQuarter	3rdQuarter	4thQuarter	YTD

Licensed Pops (in millions)	16.7	16.7	16.7	16.7	16.7	17.3	17.3	3.8%

Clients	1,256,273	1,256,273	1,278,586	1,244,071	1,207,103	1,223,041	1,223,041	1.3%
Postpaid	316,040	316,040	302,603	285,909	270,832	257,155	257,155	-5.0%
Prepaid	940,233	940,233	975,983	958,162	936,271	965,886	965,886	3.2%

MOU Incoming								0.0%
Postpaid	74	68	66	85	85	92	81	9.2%
Prepaid	27	30	23	23	21	22	22	3.4%
MOU Outgoing								0.0%
Postpaid	125	134	110	111	110	117	112	6.6%
Prepaid	9	9	7	7	8	8	8	5.8%

Total Outgoing Traffic (Million of Minutes)	135.8	555.7	123.4	118.7	113.2	114.6	470.0	1.2%
Total Incoming Traffic (Million of Minutes)	140.7	521.5	127.7	140.9	130.3	133.5	532.5	2.4%

Average Revenue per User - ARPU (R$)	26.2	31.8	24.0	24.4	23.5	24.5	24.1	4.1%
Postpaid	71.7	81.2	67.3	73.1	72.9	77.3	72.4	5.9%
Prepaid	10.9	14.2	10.0	9.6	9.0	9.7	9.6	7.0%

Service Revenues (R$ millions)								0.0%
Monthly Fee	21,823	87,998	21,849	21,510	20,789	19,837	83,985	-4.6%
Outgoing Traffic	41,987	173,055	37,003	39,235	41,589	39,115	156,941	-5.9%
Incoming Traffic	30,765	160,731	31,754	34,001	29,984	28,947	124,685	-3.5%
Other	5,992	18,570	5,871	5,605	5,922	6,999	24,397	18.2%

TOTAL	100,567	440,354	96,477	100,350	98,284	94,897	390,008	-3.4%

Data Revenues (% of net serv. revenues)	2.7%	3.3%	4.2%	4.1%	4.3%	4.9%	4.4%	0.6 p.p

Cost of Services (R$ millions)								0.0%
Leased lines	6,085	22,540	9,019	11,196	6,537	9,130	35,881	39.7%
Interconnection	5,663	68,181	4,380	3,654	3,300	5,378	16,712	63.0%
Rent and network maintenance	6,429	22,289	6,105	5,848	6,129	6,840	24,922	11.6%
FISTEL and other taxes	6,732	23,873	5,684	3,958	4,109	5,522	19,274	34.4%
Other	4,951	11,482	3,849	3,634	3,637	3,669	14,789	0.9%

TOTAL	29,860	148,365	29,037	28,289	23,712	30,540	111,578	28.8%

Churn - Annualized Rate	42.7%	35.3%	46.5%	49.5%	49.6%	46.7%	48.1%	-2.9 p.p.
Postpaid	27.1%	32.5%	41.2%	37.6%	25.2%	25.4%	32.8%	0.2 p.p.
Prepaid	47.9%	36.3%	48.2%	53.2%	56.8%	52.7%	52.8%	-4.1 p.p

Cost of Acquisition (R$)	184	178	152	188	186	114	158	-38.7%
Retention Costs (% of net serv. revenues)	10.3%	11.1%	11.8%	14.1%	14.1%	13.4%	13.5%	-0.7 p.p
CAPEX (R$ millions)	86.4	152.0	3.3	17.3	7.0	37.7	65.2	440.5%

Number of locations served	212	212	210	210	210	210	210	0.0%
Number of cell sites	711	711	720	723	723	723	723	0.0%
Number of switches	11	11	12	12	12	13	13	8.3%

Headcount	816	816	854	882	864	891	891	3.1%
Market Share	34%	34%	33%	29%	27%	26%	26%	-1.0 p.p.

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INCOME STATEMENT (BR GAAP)

(in R$ 000)

	2004		2005					Var. % (4Q05/3Q05)

	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD

Service Revenues - GROSS	142,807	616,115	137,127	140,635	136,657	131,476	545,895	-3.8%
Equipment Revenues - GROSS	24,387	82,190	15,634	15,670	13,353	14,809	59,466	10.9%

Total Revenues - GROSS	167,194	698,305	152,761	156,305	150,010	146,285	605,361	-2.5%
Taxes	(49,314)	(199,462)	(45,592)	(44,695)	(42,127)	(40,922)	(173,336)	-2.9%

Service Revenues - NET	100,567	440,354	96,477	100,350	98,284	94,897	390,008	-3.4%
Equipment Revenues - NET	17,314	58,489	10,692	11,260	9,599	10,466	42,017	9.0%

Total Revenues - NET	117,881	498,843	107,169	111,610	107,883	105,363	432,025	-2.3%

Cost of Services	29,860	148,365	29,037	28,289	23,712	30,540	111,578	28.8%
Cost of Equipment	29,073	86,421	13,982	15,085	14,217	12,801	56,085	-10.0%
Selling & Marketing Expenses	39,601	112,096	26,960	24,524	23,948	24,744	100,176	3.3%
Bad Debt Expense	3,953	20,517	4,735	3,784	2,434	2,360	13,313	-3.0%
General & Administrative Expenses	1,731	24,153	969	15,867	9,916	(526)	26,226	-105.3%

EBITDA	13,663	107,291	31,486	24,061	33,656	35,444	124,647	5.3%
%	13.6%	24.4%	32.6%	24.0%	34.2%	37.3%	32.0%	3.1 p.p.

Depreciation & Amortization	24,821	98,375	27,013	28,416	28,574	28,735	112,738	0.6%
Interest Expense (1)	21,635	57,956	11,775	35,967	27,075	6,238	81,055	-77.0%
Interest Income	(4,241)	(22,113)	(4,292)	(4,072)	(4,521)	(4,941)	(17,826)	9.3%
Foreign Exchange Loss	(17,051)	(17,847)	1,062	(36,138)	(15,171)	13,339	(36,908)	-187.9%
Others	(3,652)	178	1,173	1,374	1,453	(3,158)	842	-317.3%
Income Taxes	(3,243)	(5,782)	(2,688)	(1,326)	(2,996)	35,548	28,538	-1286.5%
Minority Interests	(1,265)	(816)	(563)	19	(46)	(835)	(1,425)	1715.2%

Net Income	(3,340)	(2,660)	(1,994)	(179)	(712)	(39,482)	(42,367)	5445.2%

Number of shares (thousand)	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	0.0%
Earnings per thousands shares (R$)	(0.010)	(0.008)	(0.006)	(0.001)	(0.002)	(0.118)	(0.126)	5445.2%
Earnings per ADS (R$)	(0.498)	(0.397)	(0.298)	(0.027)	(0.106)	(5.891)	(6.322)	5445.2%

(1) Interest paid: 4Q04 - R$ 5,225 thousand; 1Q05 R$ 6,899 thousand; 2Q05 - R$ 3,702 thousand; 3Q05 - R$ 6,223 thousand; and, 4Q05 - R$ 3.777 thousand.

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BALANCE SHEET (BR GAAP)

					R$ (000)

	4Q05	3Q05		4Q05	3Q05

Current Assets			Current Liabilities
Cash & cash equivalents	65,652	78,611	Loans & Financing	58,334	78,912
Accounts Receivable	88,761	93,134	Loan Interest	7,651	5,629
Taxes Receivable	22,831	42,340	Suppliers	117,103	92,303
Other Assets	21,409	31,830	Taxes Payable	7,236	4,206

	198,653	245,915	Dividends	3,991	725
			Other Current Liabilities	48,170	64,198

				242,485	245,973
Long-term Assets	91,466	95,999
			Loans & Financing	190,004	187,321
Deferred Assets	-	-
			Other Long-term Liabilities	42,634	40,787
Plant & Equipment
Cost	955,917	934,448	Minority Interest	55,806	56,641
Accum Depreciation	(535,960)	(523,745)

	419,957	410,703	Shareholders' Equity	179,147	221,895

	710,076	752,617		710,076	752,617

DEBT POSITION (BR GAAP)

				(in R$ 000)

	4Q05

Debt			Currency
	R$	US$	Basket	Total
			Index

Short term	-	57,145	1,189	58,334
Long Term	-	190,003	-	190,003

Total	-	247,148	1,189	248,337

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CASH FLOW (BR GAAP)

		(in R$ 000)

	4Q05	YTD - 2005

Operating Activities:

Loss	(39,482)	(42,367)
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
Depreciation and amortization	28,735	112,738
Monetary variation and foreign exchange loss (principal)	33,369	(15,841)
Unrealized income on hedging operations	(15,350)	29,424
Deferred income taxes and social charges	39,472	24,373
Minority interest	(835)	(1,425)
Other	3,011	2,139
Changes in operating assets and liabilities	27,028	(56,184)

Net cash provided by (used in) operating activities	75,948	52,857

Investing Activities:

Proceeds from sale of property, plant and equipment	33	170
Capital expenditures	(37,676)	(65,202)

Net cash used in investing activities	(37,643)	(65,032)

Financing Activities:

New loans	23,503	108,877
Amortization of loans	(74,767)	(130,572)
Payment of dividends and interest on capital	-	(357)

Net cash from (used in) financing activities	(51,264)	(22,052)

Net increase (decrease) in cash and cash equivalents	(12,959)	(34,227)

Cash and cash equivalents, beginning of the period	78,611	99,879

Cash and cash equivalents, end of the period	65,652	65,652

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GLOSSARY OF KEY INDICATORS

I) Average Customers
a) Average customers – monthly
Sum of customers at the beginning and the end of the month
2
b) Average customers – quarterly and year to date
Sum of the average customers for each month of the period
Number of months in the period
II) Churn Rate (Annualized)
a) Churn % quarterly
Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
3
b) Churn % - year to date
YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
Number of months in the period
III) MOU – Minutes of Use (Monthly)
Number of total billable minutes for the period / Average customers for the period
Number of months in the periods
IV) ARPU – Average Revenue per User
Net service revenues for the period (excluding roaming-in revenues)
Average customers for the period
V) Customer Acquisition Cost
(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period
VI) Free Cash Flow
Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)
* Considers interest paid.
VII) Working Capital Variation
Working Capital Variation = ( Δ Current Assets – Δ Cash & Cash Equivalents ) –
(Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)
VIII) Interest Coverage Ratio
Interest Coverage Ratio = EBITDA / Interest Paid
IX) Current Liquidity Ratio
Current Liquidity Ratio = Current Assets / Current Liabilities
X) EBITDA
EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
* Does not include profit sharing.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Antônio José Ribeiro dos Santos

Name:	Antônio José Ribeiro dos Santos
Title:	CEO and Head of Investor Relations